UNITED STATESUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

WOLVERINE TUBE CO. (WLV)
(Name of Issuer)

COM
(Title of Class of Securities)
978093102
(CUSIP Number)


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1)             Names of Reporting Persons, IRS Identification Nos. of Above
Persons:

OTR - Nominee Name for The State Teachers Retirement Board of Ohio, 31-1312155
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2)             Check the appropriate box if a member of a group*
(a) [_]
(b) [_]
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3)             SEC Use Only
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4)             Citizenship or Place of Organization

                Columbus, Ohio
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Number of Shares Beneficially Owned by Each Reporting Person With...

               5) Sole Voting Power..............             15500

               6) Shared Voting Power............             0

               7) Sole Dispositive Power.........             15500

               8) Shared Dispositive Power.....               0
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9) Aggregate Amount Beneficially Owned by Each Reporting Person....


                15500 shares
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10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
 [_]
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11)           Percent of Class Represented by Amount in Row (9)........

                0.13%
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12)           Type of Reporting Person*..........      EP
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SCHEDULE 13G
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Item 1     (a)           Name of Issuer

This Statement on Schedule 13G relates to the shares of Instrument
                WOLVERINE TUBE CO.

           (b)           Address of Issuer's Principal Executive Offices:

                200 Clinton Avenue West, Suite 1000
                Huntsville, AL  35801
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Item 2     (a)           Name of Person Filing:
This Statement is filed by
OTR - Nominee Name for The State Teachers Retirement Board of Ohio

           (b)           Address of Principal Business Office:
                The business address of OTR - Nominee Name for The State Teachers Retirement Board of Ohio is 275 East Broad Street, Columbus, Ohio 43215.

           (c)           Citizenship:
                Not Applicable

           (d)          Title of Class of Securities:
                The securities are shares of COM.

           (e)           CUSIP No.:
                The CUSIP Number for the investment is 978093102   .
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Item 3     Type of Person Filing:
           STRS is an employee benefit plan established for teachers of the public schools of Ohio to provide retirement allowances and other benefits under the terms of Chapter 3307 of the Ohio Revised Code.
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Item 4     OWNERSHIP

           (a)           Amount Beneficially Owned:
                STRS owns 15500 shares of
                WOLVERINE TUBE CO. COM.

           (b)           Percent of Class:
                STRS believes that there are presently 12260000 outstanding shares of WOLVERINE TUBE CO.; therefore, STRS' ownership of 15500 shares of WOLVERINE TUBE CO. Common stock is 0.13% percent of this class.

           (c)Number of Shares As To Which Such Person Has Power:
                (i)   Sole power to vote or to direct the vote...
                                15500

                (ii)  Shared power to vote or to direct the vote...
                                0

                (iii) Sole power to dispose or to direct the disposition of...
                                15500

                (iv)  Shared power to dispose or to direct the disposition of...
                                0

                      shares of WOLVERINE TUBE CO. common stock.

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Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5) percent of the class of securities,
check the following [x].
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Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not Applicable.
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Item 7     IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

                Not Applicable.
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Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not Applicable.
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Item 9     NOTICE OF DISSOLUTION OF GROUP

                Not Applicable.
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Item 10   CERTIFICATION
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     12/31/2002

OTR - Nominee Name for The State Teachers Retirement Board of Ohio 275 East Broad Street
Columbus, Ohio  43215
STEPHEN A. MITCHELL
/s/Stephen A. Mitchell
............................................
Stephen A. Mitchell
Deputy Executive Director, Investments
614-227-4003